Exhibit 12.1

First BanCorp
Computation of Ratio of Earnings to Fixed Charges

Six-Month Period Ended
June 30, 2014

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$38,919
Plus:
Fixed Charges (excluding capitalized interest)	59,621

Total earnings	$98,540

Fixed Charges:
Interest expensed and capitalized	$57,767
An estimate of the interest component within rental expense	1,854
Total Fixed Charges	$59,621
Ratio of Earnings to Fixed Charges	1.65

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$38,919
Plus:
Fixed Charges (excluding capitalized interest)	19,856

Total earnings	$58,775

Fixed Charges:
Interest expensed and capitalized	$18,002
An estimate of the interest component within rental expense	1,854

Total Fixed Charges	$19,856

Ratio of Earnings to Fixed Charges	2.96